Exhibit 99.1

Olink to participate in June investor events

UPPSALA, Sweden, May 25, 2023 -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK), today announced that Company management will participate in the following investor events:

•William Blair 43rd Annual Growth Stock Conference
Tuesday, June 6th

•Goldman Sachs 44th Annual Global Healthcare Conference
Wednesday, June 14th at 2:00 pm PT / 5:00 pm ET

A live and archived webcast of the Goldman Sachs Global Healthcare Conference will be available on the “Events” section of the Company’s website at https://investors.olink.com/news-events/events.

About Olink Olink Holding AB (publ) (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

IR contact
Jan Medina, CFA
VP Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Andrea Prander
Corporate Communications Manager
Mobile: +46 768 775 275
andrea.prander@olink.com